Exhibit 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor						Successor
	Years Ended December 31,					Seven Months Ended July 31,	Two Months Ended September 30,
	2011	2012	2013	2014	2015	2016	2016
		(in thousands)
Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$53,969	$116,453	$(27,568)	$(10,168)	$(314,019)	$(214,841)	$(36,528)
Interest expense	86,192	93,200	93,890	87,236	99,600	48,002	4,408
Loss on investment in equity investees in excess of distributed earnings	—	361	958	6,094	7,928	—	—
Accretion of discount on term loans	—	—	—	—	—	—	2,077
Amortization of capitalized interest	170	115	381	422	540	359	68
Loan cost amortization	523	2,906	2,928	6,122	4,623	2,455	41
Earnings (loss)	$140,854	$213,035	$70,589	$89,706	$(201,328)	$(164,025)	$(29,934)
Fixed Charges:
Interest expense	$86,192	$93,200	$93,890	$87,236	$99,600	$48,002	$4,408
Accretion of discount on term loans	—	—	—	—	—	—	2,077
Capitalized interest	883	2,249	1,131	2,103	2,309	(989)	—
Loan cost amortization	523	2,906	2,928	6,122	4,623	2,455	41
Fixed Charges	$87,598	$98,355	$97,949	$95,461	$106,532	$49,468	$6,526

Ratio of Earnings to Fixed Charges	1.6	2.2	(a)	(a)	(a)	(a)	(a)

(a)
Earnings (loss) for the two months ended September 30, 2016, seven months ended July 31, 2016 and twelve months ended December 31, 2015, 2014 and 2013 were inadequate to cover fixed charges by $36.5 million, $186.4 million, $307.9 million, $5.8 million and $27.4 million, respectively.